Contactar

www.linkedin.com/in/ansgar-muschen-6442362b (LinkedIn)

Aptitudes principales

German
Administración logística
Transporte

Languages

English and German

Ansgar Muschen

Passion
Chile

Experiencia

B & M Agencia Maritima SA

Managing Director & Owner
abril de 1997 - Present (28 años 3 meses)

Profesional independiente

A cargo
abril de 1997 - Present (28 años 3 meses)
Chile

Asociacion Nacional de Agentes de Naves de Chile AG

Director
mayo de 2016 - Present (9 años 2 meses)
Chile

INSALCO - Instituto Superior Alemán de Comercio

Past President
octubre de 2017 - junio de 2023 (5 años 9 meses)
Chile

Colegio Alemán de Santiago

Past president
mayo de 2021 - mayo de 2022 (1 año 1 mes)
Gran Santiago, Región Metropolitana de Santiago, Chile

Corporacion Educacional Federico Froebel

Past Director
mayo de 2016 - mayo de 2022 (6 años 1 mes)
Área metropolitana de Santiago

CPT Agencia Maritima SA

Operations Manager
febrero de 1987 - marzo de 1997 (10 años 2 meses)

Educación

INSALCO - Instituto Superior Alemán de Comercio

Comercio Maritimo, Schiffahrtskaufmann · (1987 - 1988)